FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 9, 2019

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

 INDEX TO EXHIBITS

1.	Taiwan Stock Exchange filing entitled, “ANNOUNCEMENT OF INTENTION TO DELIST ADSs FROM THE NYSE AND TRADE ON THE OTC MARKET AND INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS”, dated September 9, 2019.

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND TRADE ON THE OVER-THE-COUNTER MARKET AND INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT UPON SATISFYING RELEVANT CRITERIA

AU Optronics Corp. (“AUO” or the “Company”; NYSE: AUO; TWSE: 2409) today announced that the Company has notified the New York Stock Exchange (“NYSE”) on September 9, 2019 (Eastern Time in the U.S.) that the Company will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE and subsequent trading on the over-the-counter market and intends to deregister such ADSs and underlying ordinary shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon satisfying relevant criteria.

The Board of Directors of AUO approved the delisting of its ADSs from NYSE due to a number of considerations, including the significant administrative burden and costs of maintaining the listing of the ADSs on the NYSE and the registration of the ADSs with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and other related obligations of the Exchange Act.

After delisting its ADSs from the NYSE, AUO intends to maintain its ADS program as a sponsored level I ADS program, which will enable American investors and current holders of AUO ADSs to continue to hold and trade AUO ADSs in the US over-the-counter market.

Once AUO has met the criteria for deregistration, AUO intends to file a Form 15F with the SEC to deregister its ADSs and the underlying ordinary shares under the Exchange Act. Thereafter, all of AUO’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration with the SEC and termination of AUO’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC.

Once the Form 15F is filed, AUO will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, www.auo.com. AUO will also continue to comply with its financial reporting and other obligations as a listed-issuer on the Taiwan Stock Exchange. As Taiwan securities laws and regulations have increasingly become more advanced, international investors can also refer to the Market Observation Post System (MOPS) for financial and regulatory information related to AUO.

As such, AUO intends to file a Form 25 with the SEC on or about September 20, 2019 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. From and after that, AUO will no longer list its ADSs on the NYSE.

AUO reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under applicable laws.

FAQs about ADSs delisting: https://www.auo.com.tw/en-global/Stock_Services/index/Shareholder_and_Service

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 9, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

 Item 1

AU Optronics Corp.

 September 9, 2019

English Language Summary

Subject:	ANNOUNCEMENT OF INTENTION TO DELIST ADSs FROM THE NYSE AND TRADE ON THE OTC MARKET AND INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS

Regulation:	Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2019/09/09

Contents:

AU Optronics Corp. (“AUO” or the “Company”; NYSE: AUO; TWSE: 2409) today announced that the Company has notified the New York Stock Exchange (“NYSE”) on September 9, 2019 (Eastern Time in the U.S.) that the Company will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE and subsequent trading on the over-the-counter market and intends to deregister such ADSs and underlying ordinary shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon satisfying relevant criteria.

The Board of Directors of AUO approved the delisting of its ADSs from NYSE due to a number of considerations, including the significant administrative burden and costs of maintaining the listing of the ADSs on the NYSE and the registration of the ADSs with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and other related obligations of the Exchange Act.

After delisting its ADSs from the NYSE, AUO intends to maintain its ADS program as a sponsored level I ADS program, which will enable American investors and current holders of AUO ADSs to continue to hold and trade AUO ADSs in the US over-the-counter market.

Once AUO has met the criteria for deregistration, AUO intends to file a Form 15F with the SEC to deregister its ADSs and the underlying ordinary shares under the Exchange Act. Thereafter, all of AUO’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration with the SEC and termination of AUO’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC.

Once the Form 15F is filed, AUO will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, www.auo.com. AUO will also continue to comply with its financial reporting and other obligations as a listed-issuer on the Taiwan Stock Exchange. As Taiwan securities laws and regulations have increasingly become more advanced, international investors can also refer to the Market Observation Post System (MOPS) for financial and regulatory information related to AUO.

As such, AUO intends to file a Form 25 with the SEC on or about September 20, 2019 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. From and after that, AUO will no longer list its ADSs on the NYSE.

AUO reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under applicable laws.

FAQs about ADSs delisting: https://www.auo.com.tw/en-global/Stock_Services/index/Shareholder_and_Service